

14046603

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 27 2014

Washington DC
404

SEC FILE NUMBER
8- 43176

8- 50767

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/13__ AND ENDING __12/31/13__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Leonard Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 N W Expressway, Suite 1450
                          (No. and Street)

Oklahoma City   OK   73118-1812
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                                      405-879-0166
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DuVall and Ford, PLLC, CPAs
                    (Name – if individual, state last, first, middle name)

506 N Church Street	Atkins	AR	72823
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Robert L. Savage , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Leonard Securities, Inc , as

of December 31, , 20 13 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Signature

President

Title

Notary Public

CINDY EDGIN
NOTARY
#01019776
EXP. 12/19/17
STATE OF OKLAHOMA
PUBLIC

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEONARD SECURITIES, INC.
DECEMBER 31, 2013 AND 2012

INDEPENDENT AUDITOR'S REPORT

Board of Directors
LEONARD SECURITIES, INC.
Oklahoma City, Oklahoma

We have audited the accompanying statements of financial condition of **Leonard Securities, Inc.** (an S corporation) as of December 31, 2013 and 2012, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Leonard Securities, Inc.** as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DUVALL & FORD, PLLC
Certified Public Accountants
Atkins, AR 72823
February 14, 2014

1

LEONARD SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

		2013		2012
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	88,943	$	85,868
Restricted cash deposit - clearing organization - Note 3		60,000		60,000
Securities-owned - Note 6		-		9,996
Prepaid expenses		2,152		1,532
Other receivable		69,327		72,593
Total current assets	$	220,422	$	229,989
PROPERTY AND EQUIPMENT, NET - Note 4		5,936		15,541
NONCURRENT ASSETS				
Security deposits		3,384		3,384
Total Assets	$	229,742	$	248,914

LIABILITIES AND STOCKHOLDER'S EQUITY

		2013		2012
CURRENT LIABILITIES				
Accounts payable	$	7,457	$	9,319
Accrued liabilities		62,620		60,240
Total current liabilities		70,077		69,559
STOCKHOLDER'S EQUITY				
Common stock, $1.00 par value, authorized 50,000 shares, issued and outstanding 1096 shares		1,096		1,096
Additional paid-in capital		206,104		206,104
Retained earnings		(47,535)		(34,541)
Accumulated other comprehensive income		-		6,696
Total stockholders' equity		159,665		179,355
Total Liabilities and Stockholders' Equity	$	229,742	$	248,914

See accompanying notes to financial statements

LEONARD SECURITIES, INC.
STATEMENTS ON INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUE		
Commissions	$ 909,956	$ 946,390
Principal transactions	24,683	59,728
Other Income	153,691	197,390
Total Revenue	1,088,330	1,203,508
OPERATING EXPENSES		
Employee Compensation and Expenses	100,086	128,165
Regulatory, Exchange, Clearing fees and Expenses	22,346	89,469
Occupancy Expense	47,955	54,434
Communication	26,303	30,948
Contract Labor	771,922	852,235
Other Operating Expenses	144,981	54,243
Total Expenses	1,113,593	1,209,494
INCOME FROM OPERATIONS	(25,263)	(5,986)
OTHER INCOME (EXPENSE)		
Sale of Asset	9,814	-
Interest	2,325	3,769
Dividends	130	(156)
	12,269	3,613
NET INCOME	$ (12,994)	$ (2,373)
Other Comprehensive income		
Unrealized gains(loss) on available for sale securities:		
Unrealized holding gains during the period	(6,696)	192
	(6,696)	192
COMPREHENSIVE INCOME	$ (19,690)	$ (2,181)

LEONARD SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock	Additional Paid-In Capital	Retained earnings	Accumulated Other Comprehensive Income	Total
Balance - December 31, 2011	$ 1,096	$ 206,104	$ (32,168)	$ 6,504	$ 181,536
Dividends paid	-	-	-	-	
Net income for the year	-	-	(2,373)		(2,373)
Unrealized holding gain	-	-	-	192	192
Balance - December 31, 2012	$ 1,096	$ 206,104	$ (34,541)	$ 6,696	$ 179,355
Dividends paid	-	-	-	-	-
Net income for the year	-	-	(12,994)	-	(12,994)
Unrealized holding gain	-	-	-	(6,696)	(6,696)
Balance - December 31, 2013	$ 1,096	$ 206,104	$ (47,535)	$ -	$ 159,665

See accompanying notes to financial statements

LEONARD SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (12,994)	$ (2,373)
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	9,818	14,833
Change in:		
Securities Owned	9,996	
Other receivable	3,266	(1,657)
Prepaid expenses	(620)	(541)
Accounts payable	(1,862)	(6,898)
Other liabilities	2,380	(2,645)
Net Cash From Operating Activities	9,984	719
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale of Assets	(6,696)	
Furniture and equipment	(213)	(5,604)
Net Cash Provided (Used For) Investing Activities	(6,909)	(5,604)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Provided (Used For) Financing Activities	-	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,075	(4,885)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	85,868	90,753
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 88,943	$ 85,868

See accompanying notes to financial statements

LEONARD SECURITIES, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Balance - January 1	$ -	$ -
Increase (decrease)	$ -	$ -
Balance- December 31	$ -	$ -

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Leonard Securities, Inc. ("the Company") was organized in the state of Oklahoma on February 6, 1997, and is a registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily a retail and institutional brokerage firm.

Revenue Recognition
Revenues and expenses are accounted for on the accrual basis.

Property and Equipment
Property and equipment are recorded at cost. Depreciation of the property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to ten years. Depreciation expense totaled $9,818 and $14,833 for years ended December 31, 2013 and 2012, respectively.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2013 and 2012, there are no cash equivalents.

Advertising
The Company follows the policy of charging advertising to expense as incurred.

Comprehensive Income
Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statements of Income and Comprehensive Income.

7

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes
The Company is taxed as a Subchapter S Corporation under the Internal Revenue Code and applicable state statues. Under an S-Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather than the corporate level. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Investments
All marketable securities are classified as "available for sale". Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in first-out (FIFO) method, are included in earnings. Unrealized holding gains and losses are reported in other comprehensive income.

Accounts Receivable – Commissions
The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

Financial Instruments with Off-Balance Sheet Risk
In the normal course of business, the company's activities involve the execution and settlement of various securities transactions. These activities may expose the company to off-balance sheet credit and market risks in the event the customer or counter party is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

NOTE 2: RELATED PARTY TRANSACTIONS
The company recognized reimbursement of overhead and shared office expense totaling $33,623 and $35,542 from affiliated companies for the years 2013 and 2012 respectively reflected on the Statement of Income and Comprehensive Income.

NOTE 3: RESTRICTED CASH DEPOSIT WTH CLEARING ORGANIZATION
Leonard Securities, Inc. used only one clearing house that required a $50,000 cash deposit which may not be withdrawn for normal operating costs, but is restricted to cover any errors charged to Leonard Securities, Inc. not as a result of the clearing organization.

NOTE 4: PROPERTY AND EQUIPMENT
Following are the major classifications of property and equipment:

	2013	2012
Office Equipment	$ 87,555	$ 87,342
Leasehold Improvements	17,950	17,950
	$105,505	$105,292
Accumulated Depreciation	99,569	89,751
	$ 5,936	$ 15,541

NOTE 5: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement is claimed based on Section (k)(2)(ii) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The company does not maintain physical custody of securities or customer accounts. Because of such exemption, the company is not required to prepare a "Computation of Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements".

NOTE 6: INVESTMENTS

The table below provides detail of the investments:

December 31, 2013

	Shares	Cost	Gross Unrealized Gains (Losses)	Estimated Market Value
NASDAQ Stock	0	$ 0	$ 0	$ 0

December 31, 2012

	Shares	Cost	Gross Unrealized Gains (Losses)	Estimated Market Value
NASDAQ Stock	400	$3,300	$6,696	$9,996

NOTE 6: INVESTMENTS – CONTINUED

In 2009, the Company adopted the provisions of ASC 820, "Fair Value Measurements". Using the provisions within ASC 820, the Company has characterized its investments in securities, based on the priority of inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level of input that is significant to the fair value measurement of the investment.

Investments recorded in the Balance Sheets based on the inputs to valuation techniques are as follows:

Level 1 – These are investments where values are based on unadjusted quoted prices for identical assets in an active market that the Company has the ability to access. These investments are common stock.

Level 2 – These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments.

Level 3 – These are investments where values are based on prices or valuation techniques that require inputs that are unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about assumptions market participants would use in pricing the investments.

The following table presents the Company's hierarchy for the investments measured at fair value on a recurring basis as of December 31, 2013:

	Quoted Market Prices In Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3
Available-for-sale securities			
Exchange traded stock	$0	$0	$0

NOTE 7: COMMITMENTS

The Company is obligated under operating leases with remaining non-cancellable terms in terms in excess of one year. Additionally, the company leased an automobile for a period of 36 months commencing March, 2013 for a monthly amount of $410. Combined rent and lease payments charged against operations for the year 2013, were $53,863.

Aggregate rentals for office space and autos as of December 31, 2013 are as follows:

2014	53,619
2015	53,619
2016	50,031

NOTE 8: ADDITIONAL CASH FLOW INFORMATION

The net increase in the unrealized holding gain (loss) on available for sale securities was $0 and $192 respectively, for the years ended December 31, 2013 and 2012 .

NOTE 9: DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2013, which include cash and cash equivalents, commission's receivable, certificate of deposit and payables, are reasonable estimates of their fair value.

NOTE 10: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of the December 31, 2013, the company had net capital of $145,535, which was $95,535 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .4815 to 1, as of December 31, 2013. There are no differences between net capital as computed in Leonard Securities, Inc.'s Part IIA of Form X-17A-5 filed for the period ended December 31, 2013, and the net capital as computed on Page 14.

NOTE 11: SUBSEQUENT EVENTS

Subsequent events through February 14, 2013 are reflected in the accompanying financial statements and the related notes.